Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2013	2012	2013	2012

Income before income taxes	$1,177	$1,170	$3,574	$2,855
Interest	91	93	269	285
Portion of rentals deemed to be interest	16	15	48	47
Income available for fixed charges	$1,284	$1,278	$3,891	$3,187

Fixed charges:
Interest	$91	$93	$269	$285
Portion of rentals deemed to be interest	16	15	48	47
Total fixed charges	$107	$108	$317	$332

Ratio of earnings to fixed charges	12.09	11.81	12.29	9.58

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.